December 29, 2009

Prospectus

Legg Mason ClearBridge

Aggressive

Growth

Fund

Class : Ticker Symbol

A	: SHRAX
B	: SAGBX
C	: SAGCX
FI	: LMPFX
R	: LMPRX
R1
I	: SAGYX
IS: LSIFX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Legg Mason ClearBridge Aggressive Growth Fund

Fees and expenses of the fund

The accompanying tables describe the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 16 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 47 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class B	Class C	Class FI	Class R	Class R1	Class I	Class IS
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75	None	None	None	None	None	None	N/A
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	5.00	1.00	None	None	None	None	None
Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class B	Class C	Class FI	Class R	Class R1	Class I	Class IS
Management fees	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72
Distribution and service (12b-1) fees	0.25	1.00	1.00	0.25	0.50	1.00	None	None
Other expenses	0.38	0.59	0.21	0.33	0.20	0.20[1]	0.16	0.03
Total annual fund operating expenses	1.35	2.31	1.93	1.30	1.42	1.92	0.88	0.75

[1]	“Other expenses” for Class R1 shares are estimated for the current fiscal year because no Class R1 shares were outstanding during the fund’s last fiscal year.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	705	981	1,279	2,124
Class B (with redemption at end of period)	734	1,023	1,339	2,417
Class B (without redemption at end of period)	234	723	1,239	2,417
Class C (with redemption at end of period)	296	611	1,053	2,281
Class C (without redemption at end of period)	196	611	1,053	2,281
Class FI (with or without redemption at end of period)	132	411	712	1,568
Class R (with or without redemption at end of period)	145	450	777	1,703
Class R1 (with or without redemption at end of period)	195	603	1,037	2,244
Class I (with or without redemption at end of period)	90	281	488	1,084
Class IS (with or without redemption at end of period)	77	240	417	930